16003150

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

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SEC
ail Processing
Section
FEB 23 2016
Wasnington DC
404

JG

SEC FILE NUMBER
8-65905

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

RMS

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Mid-Market Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 James Road
(No. and Street)

Mount Kisco (City) NY (State) 10549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W Wien (212) 400-4048
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert W Wien, Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Mid-Market Securities, LLC (Company), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert W Wien, Member

Sworn and subscribed to before me this 16th day of February, 2016.

SHELDON KRAUSE
Notary Public, State of New York
No. 02KR4898462
Qualified in Rockland County
Commission Expires October 26, 2016

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital	8
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	9
(x)	(p)	Management's assertion letter regarding (k)(2)(i) exemption.	10

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mid-Market Securities, LLC

We have audited the accompanying financial statements of Mid-Market Securities, LLC, (the "Company") (a New York company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mid-Market Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

MID-MARKET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets:		
Cash and cash equivalents	$	88,559
Prepaid expenses		7,824
	$	96,383

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	3,776
		3,776
Member's equity:		92,607
	$	96,383

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Consulting income	$ 255,470
Other income	91
Total revenues	255,561
Expenses:	
Compensation	219,632
Occupancy	36,000
Professional fees	7,765
Licenses and registration	1,863
Telephone and communications	9,579
Other operating expenses	13,036
Total expenses	287,875
Net Loss	$ (32,314)

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net Loss	$ (32,314)
Adjustments to reconcile net loss to net cash flows from operating activities:	
(Increase) in prepaid expenses	(3,024)
Increase in accounts payable and accrued liabilities	1,644
Net cash (used) in operating activities	(33,694)
Cash flows from financing activities:	
Member capital contributions	55,000
Net cash provided in financing activities	55,000
Net increase in cash and cash equivalents	21,306
Cash and cash equivalents at beginning of period	67,253
Cash and cash equivalents at end of period	$ 88,559

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

BALANCE - JANUARY 1, 2015	$	69,921
Net Loss		(32,314)
Member's capital contributions		55,000
BALANCE - DECEMBER 31, 2015	$	92,607

The accompanying notes are an integral part of these financial statements

MID-MARKET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Mid-Market Securities, LLC ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 2003.

The Company engages in providing general consulting and advisory services in connection with buy and sell side mergers and acquisitions activity, restructurings, recapitalization, valuation analyses, fairness and solvency opinions, and financing, including acting as a placement agent and underwriter or selling group participant.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2015 the Company had no uninsured cash balances.

Commission Income

The Company's commission income is substantially derived from consulting contracts. Commissions are recorded as earned.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a single-member LLC, no provision for federal or state income taxes is required as its member is responsible for reporting the Company's income or loss under applicable income tax statues and regulations.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary

by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal and state income tax examination.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2015 the Company had net capital of $84,783, which was $34,783 in excess of the amount required.

Note 3 – Member Equity

In accordance with the Operating Agreement, the member has made an initial capital contribution to the Company in cash. Additional capital contributions shall be required only with written consent of the member. No interest shall be due from the Company on any capital contribution of its member. Net income and net losses in respect to each fiscal year of the Company shall be allocated to the member, on the last day of such fiscal year. The member shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the member's capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

Note 4 – Lease Commitments

The Company subleases office space under an informal verbal agreement on a month to month basis at the rate of $3,000 a month. Rent expense paid under this arrangement for the year 2015 amounted to $36,000.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through February 1, 2016, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2015 requiring disclosure.

Schedule I

MID-MARKET SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

NET CAPITAL:		
Total member's equity	$	92,607
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(7,824)
Net capital before haircuts on securities positions		84,783
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	84,783
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	3,776
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	252
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	50,000
Excess net capital	$	34,783
Net capital less greater of 10% of total AI or 120% of min. net capital	$	24,783
Percentage of aggregate indebtedness to net capital is		4%

The above computation agrees with the December 31, 2015 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Member of
Mid-Market Securities, LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Mid-Market Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Mid-Market Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

MID-MARKET SECURITIES
Member FINRA/SIPC

Robert W. Wien
President & CEO
T: +1 212 400-4048
M: +1 914 907-9528
F: +1 646 292-5141
rwwien@mmsib.com

Assertions Regarding Exemption Provisions

We, as members of management of Mid-Market Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

Mid-Market Securities, LLC

Robert W. Wien
President & Chief Executive Officer
Dated: February 1, 2016